Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

July 26, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Valerie Lithotomas

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –
Response to Examiner Comments on Post-Effective
Amendment No. 220

Dear Ms. Lithotomas:

This letter responds to your comments via telephone to Post-Effective No. 220 (“PEA No. 220”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”) filed on May 9, 2017. PEA No. 220 seeks to register shares of one new portfolio of the Registrant: the Campbell Managed Futures 10V Fund (the “Fund”).

1.	Comment: Please consider whether Rule 35d-1 applies to the use of “10V” in the Fund’s name.

Response: The Registrant notes that Rule 35d-1 requires that a fund with a name suggesting investment in certain investments or industries adopt a policy to invest at least 80% of its assets (as defined by the Rule) in the particular types of investments suggested by its name. The Registrant does not believe that the term “10V” suggests a focus on a particular type of investment or in a particular type of industry but rather connotes a type of investment strategy similar to “growth” or “value” investing and does not, therefore, require the Fund to adopt a Rule 35d-1 investment policy.

2.
Comment: Please confirm that the disclosure regarding Class T shares incorporates the comments received from Securities and Exchange Commission staff in connection with the Registrant’s initial Class T shares filing.

Response: The Registrant confirms that the disclosure regarding Class T shares incorporates the comments received from the Securities and Exchange Commission staff in connection with the Registrant’s initial Class T shares filing.

3.	Comment: Please provide the completed fee table and expense example.

Response: The Registrant will include the following fee table and expense example in a subsequent post-effective amendment:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

SHAREHOLDER FEES (fees paid directly from your investment)	Class UI	Class I	Class N	Class T
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	2.50%
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%	1.50%
Distribution and Service (Rule 12b-1) Fees	None	None	0.25%	0.25%
Other Expenses	0.21%	0.21%	0.21%	0.21%
Total Annual Fund Operating Expenses	1.71%	1.71%	1.96%	1.96%
Fee Waivers and/or Expense Reimbursements(1)	0.21%	0.06%	0.06%	0.06%
Total Annual Fund Operating Expenses	1.50%	1.65%	1.90%	1.90%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class N Shares and Class T Shares, $100,000,000 in Class UI Shares and $1,000,000 in Class I Shares, in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class UI Shares	$1,526,250	$5,183,364
Class I Shares	$16,776	$53,295
Class N Shares	$193	$609
Class T Shares	$438	$594

4.	Comment: Please confirm that the expense limitation and reimbursement agreement will be in effect for at least one year from the effective date of the registration statement.

Response: The Registrant confirms that the expense limitation and reimbursement agreement will be in effect for at least one year from the effective date of the registration statement, which will be reflected in a subsequent post-effective amendment.

5.	Comment: Please supplementally confirm that the three-year expense example only reflects the contractual fee waiver for the first year.

Response: The Registrant supplementally confirms that the three-year expense example only reflects the contractual fee waiver for the term of the waiver.

6.
Comment: Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The Registrant will add the following disclosure to its Prospectus:

“The Fund complies with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Subsidiary.”

7.
Comment: Disclose that the Adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and the Adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Registrant confirms that the same Adviser advises both the Fund and the Subsidiary and that the investment advisory agreement between the Subsidiary and the Adviser was filed as an exhibit to the registration statement in Post-effective Amendment No. 220. The Registrant will add the following disclosure to its Statement of Additional Information: “Although the Subsidiary is not registered under the 1940 Act, the Adviser complies with provisions of the 1940 Act relating to investment advisory contracts with respect to the Subsidiary.”

8.	Comment: Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received a private letter ruling from the Internal Revenue Service stating that the undistributed income derived from the Subsidiary is qualifying income, but the Fund will receive an opinion of counsel stating the basis for determining that such undistributed income is qualifying income. As disclosed in the Statement of Additional Information, U.S. Bank, N.A., is custodian of the Fund’s and of the Subsidiary’s assets.

The Registrant has added the following disclosure to its Prospectus: “The Subsidiary also complies with Section 17 of the 1940 Act relating to affiliated transactions and custody.”

9.
Comment: Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosed in the Prospectus reflect the aggregate operations of the Fund and the Subsidiary.

10.	Comment: Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

11.
Comment: Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that: (1) the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

12.	Comment: Please revise the investment strategy section so that it is in plain English. For example, please clarify what is meant by “key person” risk, relative value and mean reversion.

Response: The Registrant will add the following disclosure to its Prospectus:

•
“Key person risk is the risk that results when a fund’s investment program is highly dependent on the investment skill and dedication of a small number of “key” persons at an adviser, which can result in decreased investment results if these “key” persons become unable to apply their full attention to the management of a fund’s investments for health or other reasons.”

The Registrant has also revised the following disclosure in its Prospectus:

•
Other complimentary systematic strategies are incorporated, such as relative value (i.e., a trading strategy that looks for opportunities based on an asset's value as compared to the value of similar assets. In contrast, absolute value looks only at an asset's intrinsic value and does not compare it to other assets) and mean reversion (i.e., a trading strategy based on the concept that prices and returns eventually move back toward the mean or average. This mean or average can be the historical average of the price or return, or another relevant average such as the growth in the economy or the average return of an industry).

13.	Comment: Please clarify what is meant by volatility when the term is first used. Please also clarify that a volatility of 10% is considered high.

Response: The Registrant has revised the following disclosure in its Prospectus:

“The Managed Futures 10V Program will target a volatility of 10%, which is considered to be high. Greater volatility means that greater risk is undertaken in achieving performance.”

14.	Comment: Please bold or otherwise make it clear that the risks listed on pages 2-3 are specific to use of futures and forward contracts.

Response: The Registrant has added a bolded heading for “Futures and Forward Contracts and Related Risks” in order to make clear that these risks are specific to the use of futures and forward contracts.

15.	Comment: Please add a separate line item for expenses related to the use of short sales, if appropriate or confirm that such expenses are included under “other expenses”.

Response: The Registrant confirms that expenses related to the use of short sales of securities, if any, are included under the line item for “other expenses”.

16.	Comment: Please provide the completed Appendix A to the Prospectus in correspondence or remove from the Prospectus.

Response: The Appendix A will be removed from the Prospectus. If an Appendix A is added in the future, the Registrant will follow the format used in the Registrant’s initial Class T Shares filing, which has been previously reviewed by the Securities and Exchange Commission.

17.	Comment: Please differentiate Appendix A in the Prospectus vs. Appendix A to the SAI.

Response: The Registrant will add the following secondary title to Appendix A in the Prospectus, as applicable, to differentiate it from the Appendix A to the SAI, which is titled “Description of Securities Ratings”:

“FINANCIAL INTERMEDIARY-SPECIFIC SALES CHARGE WAIVERS AND DISCOUNTS”

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in Post-Effective Amendment No. 224 to be filed on or before July 31, 2017.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann